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                                                                       Exhibit 4

                                                        CEC Resources Ltd.
                                                        Suite 1150
                                                        1700 Broadway
                                                        Denver, Colorado 80290

                                                        303-860-1575
                                                        303-860-9128 Fax

                   FOR IMMEDIATE RELEASE - January 21, 2000

Confirmation:  Patrick R. McDonald, President
               CEC Resources Ltd.
               303-863-1555

                    CARBON ENERGY COMMENCES EXCHANGE OFFER
                           FOR CEC RESOURCES SHARES

     Denver, Colorado, January 21, 2000 - CEC Resources Ltd., Alberta, Canada (AMEX: CGS) and Carbon Energy Corporation announced today that Carbon Energy has commenced its exchange offer for shares of CEC Resources. The exchange offer is the last step in transactions to combine Bonneville Fuels Corporation and CEC Resources.

     In the exchange offer each share of CEC Resources may be exchanged for one share of Carbon Energy. The exchange offer will expire at 5:00 p.m., New York time, on February 17, 2000 unless extended by Carbon Energy.

     CEC Resources' Board of Directors recommends that CEC Resources' shareholders accept the exchange offer. Directors and executive officers of CEC Resources who own approximately 38% of CEC Resouces' outstanding shares have stated that they intend to accept the exchange offer. The exchange offer is for any and all CEC Resources' shares.

     The exchange offer results from the acquisition of Bonneville Fuels, originally proposed by CEC Resources and completed by Carbon Energy. Carbon Energy purchased Bonneville Fuels with equity financing of $24,750,000 from Yorktown Energy Partners, III, L.P. ("Yorktown"). Yorktown purchased 4,500,000 shares of Carbon Energy at a price of $5.50 per share. Bonneville Fuels is currently a subsidiary of Carbon Energy. It is contemplated that after the exchange offer, CEC Resources will also be a subsidiary of Carbon Energy. By accepting the exchange offer, shareholders of CEC Resources have the opportunity to own shares in Carbon Energy which will consist of both Bonneville Fuels and CEC Resources. If all of CEC Resources' shareholders accept the exchange offer, Carbon Energy will have 6,000,000 shares outstanding. We anticipate that upon completion of the exchange offer, the shares of Carbon Energy will become listed on the American Stock Exchange under the trading symbol CRB and we also anticipate that shares of CEC Resources will be delisted from the American Stock Exchange.

     Bonneville Fuels is an oil and gas exploration and production company with working interests in approximately 290 oil and natural gas wells and over 150,000 net acres located in Colorado, Kansas, New Mexico, Texas, and Utah.

     CEC Resources is engaged in the exploration, development and production of oil and gas reserves in the provinces of Alberta and Saskatchewan, Canada.

     Following the completion of the exchange offer for CEC Resources shares, Carbon Energy will seek continued growth through the exploration of existing assets by development of proved reserves, acquisitions of complementary properties, optimization of gathering, compression and processing facilities, exploration for oil and gas potential reserves in core areas, and identification of acquisition opportunities in Canada and the United States.

     Materials regarding the exchange offer are being mailed to all shareholders of Carbon Energy as of January 20, 2000.